ITC Holdings Corp.
Third Quarter 2012 Investor Call
October 24, 2012
Filed by ITC Holdings Corp. Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corp,
Commission File No. 001-32576

Safe Harbor Language & Legal Disclosure

This document and the exhibits hereto contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the
Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as
“anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause
ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that
ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.
Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions
ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially.  Except as required by law,
ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.
The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure

This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 28,
2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on March 23, 2012.
Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on
February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on April 12,
2012.
On September 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to
Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective.  This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders.  In addition, Mid South TransCo LLC (TransCo) will file a registration statement with the SEC registering TransCo common units to be issued to
Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC,
TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling
Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp.,
Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

Third Quarter 2012
OVERVIEW OF RESULTS
• Strong operational and financial performance for both the third quarter and year-to-date periods
– System performance remains good; reflects successful execution of maintenance and capital programs
Maintenance program on track and under budget for year
Capital investments on plan, with year-to-date levels roughly equal to full year 2011 investments and significantly higher than prior years
• Continued to pursue stand-alone strategic initiatives
– Announced the ITC Great Plains Expansion Project; portfolio of high-voltage electric transmission projects in SPP region
Developed through more than a year of extensive study of regional needs
Involves five primary 345 kV transmission lines, totaling approximately 2,700 miles, consisting of multiple segments in seven states
AC-based approach; reflects interconnectivity of power grid and provides solution to integrate variety of energy sources, enhance grid reliability and provide flexibility throughout SPP footprint
• Further advanced the Entergy transaction towards closing
– Initiated regulatory approval process at retail jurisdictional level and at FERC
– Significant progress made with respect to other transaction approval requirements
– Remain on track for 2013 closing

• IP&L formal 206 complaint against ITC Midwest Attachment FF recovery mechanism
Attachment FF allows for 100% reimbursement of the costs of eligible network upgrades for qualifying generating facilities connecting to ITC Midwest system
Approved by FERC in 2008
Our response to complaint seeks to dismiss the complaint
Highlights IP&L’s failure to meet burden of proof
Outlines why Attachment FF provision is just and reasonable
No stipulated period for FERC to act
• FERC complaint against MISO formula rate protocols
Complaint against the MISO formula rate protocols remains with FERC; FERC has indicated intent to issue findings by February 2013
As MISO transmission owner, ITC filed a response detailing how our protocols and practices differ from the
MISO-wide protocols and alleviate concerns cited by FERC
• Order 1000 compliance activities
MISO and SPP scheduled to file their compliance plans soon
Plans which will largely address the elimination of the right of first refusal (or ROFR) around certain transmission projects
• Continue to monitor New England ISO base ROE complaint proceeding
ITC not a direct party to the case
Established procedural schedule provides for initial decision in September 2013
Third Quarter 2012
REGULATORY POLICY DEVELOPMENTS

* Approvals also required in Missouri due to limited assets in those territories.
Entergy Transaction Update
TRANSACTION APPROVAL TIMELINE

Authority
Requirement
Timing
Filings made except PUCT,
expect PUCT filing will
occur in Q4
203 / 205 applications filed
in mid-September with
expected decision in 180
days; 204 applications to be
filed in Q4
Expect to file before year-
end
Filed late July, expect final
ruling in first half of 2013
Filed preliminary S4 in late
September, anticipate ITC
shareholder meeting in first
half of 2013
Entergy Retail Regulators
(APSC, LPSC, MPSC, PUCT,
CCNO)
• Change of control of transmission assets
• Affiliate transaction-related steps in the RMT
• Authorization to incur debt in some jurisdictions
FERC • Change of control of transmission assets (203 filing)
• Acceptance of jurisdictional agreements (205 filing)
• Authorization to assume debt / issue securities (204 filings)
• Changes to System Agreement to remove provisions related to transmission planning and equalization
• New ITC rate tariffs to be established for the ITC operating companies (205 filing)
Hart-Scott-Rodino Act
(DOJ / FTC)
• Pre-merger notification to review potential antitrust and competition issues
IRS Private Letter Ruling • Private letter ruling substantially to the effect that certain requirements for the tax-free treatment of the distribution of Transco Holdco are met
ITC Shareholders • Merger
• Issuance of shares to Entergy shareholders
• Amendment to ITC articles to increase authorized number of shares

•
Key operating earnings drivers
–
Higher operating earnings for quarter and year-to-date period due to higher rate base and
AFUDC at our operating companies
–
Year-to-date increase partially offset by lower revenues due to final amortization of the
ITCTransmission
revenue deferral regulatory asset in May 2011
Third Quarter & Year-To-Date Financial Results
EARNINGS & DRIVERS
Reported Diluted EPS $ 0.98               $ 0.85             $ 0.13
($ in Millions except per Share Data)
THREE MONTHS ENDED
SEPTEMBER 30,
2012 2011
NINE MONTHS ENDED
SEPTEMBER 30,
2012 2011
$ 2.68             $ 2.49 $ 0.19
Operating Diluted EPS $ 1.07               $ 0.85             $ 0.22 $ 3.05             $ 2.49 $ 0.56
Pre-Tax Entergy Transaction Expenses           $ 0.14 N/A $ 0.14
FERC Audit Related Refunds N/A                  N/A             N/A $ 0.25                N/A $ 0.25
$ 0.33                N/A $ 0.33
Income Taxes on Adjustments ($ 0.05)                N/A             ($ 0.05) ($ 0.21)              N/A ($ 0.21)

Increase /
(Decrease)
Increase /
(Decrease)
Note: Reported net income and operating earnings reconciliation can be found in Appendix

CAPITAL INVESTMENTS – THROUGH SEPTEMBER 30, 2012
ITCTransmission
$ 173.6
METC 113.6
ITC Midwest 266.1
ITC Great Plains 72.9
TOTAL $ 626.2
•
Strong financial performance driven
by successful execution of our capital
investment plans
•
Invested $626.2 million in capital
projects at our operating companies
in the nine months ended September
30, 2012
•
Year-to-date 2012 capital investment
levels roughly equal to 2011 full year
investment levels and significantly
higher than other previous years
Financial Results
CAPITAL INVESTMENTS

($ in Millions)

Financial Results
2012 GUIDANCE
ITCTransmission
$ 210 - $ 220
METC 150 - 160
ITC Midwest 320 - 335
ITC Great Plains 100 - 110
TOTAL $ 780 - $ 825
2012 GUIDANCE - CAPITAL INVESTMENTS
•
Increasing 2012 operating EPS guidance to $4.10 to $4.15
•
Updating 2012 capital investment guidance to $780 to $825 million

($ in Millions)
Prior range was $3.95 to $4.05

Total
Revolver
Capacity
Revolver
Capacity
Outstanding
Undrawn
Revolver
Capacity
$ in Millions
ITC Holdings $ 200.0     $ 4.2 $  195.8
ITCTransmission
100.0 57.9 42.1
METC 100.0 75.4 24.6
ITC Midwest 175.0 89.7 85.3
ITC Great Plains 150.0 87.1 62.9
TOTAL $ 725.0 $ 314.3     $ 410.7
Cash on Hand 30.0
TOTAL LIQUIDITY $ 440.7
• Q3 2012 financing activities
– $200 million term loan at ITC Holdings priced at
one month LIBOR plus 100 basis points
• 2012 financing plan largely complete
– One remaining financing at METC in 2012
• Shifting focus to 2013 capitalization requirements
– 2013 stand-alone financing plan is robust
Debt maturities totaling ~$650 million at
ITC Holdings and ITCTransmission
New capital funding requirements at all
companies
– Also focused on preparing for the financings in
2013 required as a part of the Entergy transaction
• Liquidity position remains healthy
Well positioned to continue to execute on
strategic plans going forward

Financial Results
CAPITALIZATION & LIQUIDITY

$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
$0.2625
$0.2750
$0.2900
$0.3050
$0.3200
$0.3350
$0.3525
$0.3775
Sept. 2005
Sept. 2006
Sept. 2007
Sept. 2008
Sept. 2009
Sept. 2010
Sept. 2011
Sept. 2012

Financial Results
DIVIDEND INCREASE

• Increased quarterly dividend approximately 7% in
August to $0.3775 per share, or $1.51 annualized
Increase marks seventh consecutive year that
ITC has raised its quarterly dividend
Slightly higher than our typical historical
annual increases
Consistent with recent dividend policy
commentary
Additional flexibility with respect to
dividend increases going forward while
still preserving sufficient capital in
business
• Anticipate continued dividend growth that will
balance efficiently funding reinvestment
requirements in the business with returning
capital to shareholders
Quarterly Dividend

Long-Term Capital Plan

$4.2 billion infrastructure investment

Development
$1,732mm
Generator
Interconnections
$891mm
Base Capital Plan
$1,558mm
EARNINGS PER SHARE
+15-17% CAGR

Stand-Alone Five-Year Capital Plan 2012 - 2016 12 Note: Five-year EPS CAGR based on 2011 through 2016 EPS

Five-Year Capital Plan

$4.2 billion infrastructure investment

Development
$1,732mm
Generator
Interconnections
$891mm
Base Capital Plan
$1,558mm
EARNINGS PER SHARE
+ 15–17% CAGR
5 YEARS

• Pleased to be able to report strong financial
results for the first nine months of 2012
• Performance provides a solid foundation for
executing on our full year goals and objectives, as
well as our stand-alone five-year capital plan
• Remain focused on the execution of our stand-
alone plan and sustainable growth also continuing
to advance the Entergy transaction to a successful
close in 2013
Looking Ahead

Appendix

Reported Net Income
($ in Millions except per Share Data)
THREE MONTHS ENDED
SEPTEMBER 30,
2012 2011
Increase /
(Decrease)
NINE MONTHS ENDED
SEPTEMBER 30,
2012 2011
Operating Earnings
Entergy Transaction Expenses
Income Taxes on Adjustments

Non-GAAP Measures
NET INCOME RECONCILIATION
Increase /
(Decrease)
Acquisition Accounting  Adjustment
7,453
N/A
7,453
N/A N/A N/A
(2,662)
N/A
(2,662)
17,454
17,454 N/A
13,048 13,048 N/A
$ 159,383
$ 30,361
$ 129,022
(10,739)
(10,739)
N/A
$ 139,620
$ 10,598
$ 129,022
$ 7,159 $ 44,024 $ 51,183
$ 55,974 $ 11,950 $ 44,024